Exhibit 99.4

Public EUV Products and Business Opportunity Christophe Fouquet Executive Vice President – Business Line EUV

ASML EUV Lithography product and business opportunity Key Messages Slide 8 November ASML EUV lithography extends our Logic and DRAM customers roadmap by providing lithography resolution improvement, state of the art overlay performance and year on year cost reduction Our customers are preparing for EUV ramp at 7nm Logic node and 16nm DRAM node with systems deliveries and qualification on-going. EUV layers adoption continues to grow to reduce patterning complexity and cost EUV industrialization is well underway to meet our customers requirements for availability, productivity, yield in high volume manufacturing. The necessary eco-system is also in place to support our customer EUV Ramp In second half of 2019 we will introduce the NXE:3400C specified at 170wph and with > 90% availability EUV product roadmap will extend our 0.33NA EUV platform and introduce 0.55NA EUV platform in parallel to provide comprehensive and flexible solutions to our customers’ continuous demand for patterning scaling well into the next decade We are seeking EUV profitability at DUV profitability level through the combined execution of our value enhancing product roadmap and aggressive systems and service cost reduction roadmap

EUV – ASMLSMALLTALK2018 Veldhoven, November 8, 2018 Public Slide 3 8 November 2018 • EUV Lithography … extend our Logic and DRAM customer roadmap • Our customers …. are preparing to ramp EUV at 7nm Logic, 16nm DRAM • EUV industrialization and infrastructure … is ready to support 2019 ramp • EUV roadmap … combines 0.33NA extension and 0.55NA introduction • Seeking EUV profitability … at DUV level

ASML EUV Lithography value for our customer 8 November Process simplification and improved device performance 15 to 50% cost reduction compared to multi-patterning schemes 3 to 6x cycle time reduction compared to critical multi-patterning layers Best in class overlay performance and focus performance EUV simplifies process complexity to enable our customers to drive cost effective patterning scaling beyond 7nm Logic and 16nm DRAM

EUV – ASMLSMALLTALK2018 Veldhoven, November 8, 2018 • EUV Lithography … extend our Logic and DRAM customer roadmap • Our customers …. are preparing to ramp EUV at 7nm Logic, 16nm DRAM • EUV industrialization and infrastructure … is ready to support 2019 ramp • EUV roadmap … combines 0.33NA extension and 0.55NA introduction • Seeking EUV profitability … at DUV level

EUV ramp at our Logic customers has started with Public production in Logic and DRAM expected in 2019 Slide 6 8 November 2018 Cumulative exposed 3.2M EUV wafers posed 2.0M ex 1.1M ES Jung, EVP Foundry wafers Seoul October 18th, 2018 of    # 0.6M The initial EUV production has started in Samsung’s S3 Fab in Hwaseong, Korea. By 2020, Samsung expects to secure additional capacity with a new EUV line for customers who need high-volume Total manufacturing for next-generation chip designs 2011 2012 2013 2014 2015 2016 2017 2018 More than 3.2 Million wafers run since 2011… … ~1 Million in the last 6 months

Our customers are not only talking about EUV Building significant capacity for EUV systems 8

EUV layer adoption increased for Logic Expected EUV layer adoption DRAM Public Slide 8 8 November 2018 +50% next node +50% next node layers +30% realized EUV x3 opportunity of # 7nm Node 5nm Node 16nm Node 1A nm Node Logic adoption has increased by 30% for 7nm, 50% Final DRAM layer adoption for first node still pending, further layer adoption expected next node significant increase expected at next node

EUV estimated demand per fab by market Range of layers and corresponding systems per fab1 Fab Capacity Market EUV layers EUV systems/fab (kwspm2) Logic 45 10 – 20 10 – 20 (7nm – 5nm) DRAM 100 1—6 2—10 (16nm -1Anm) Logic EUV capacity: 1 EUV layer requires 1 EUV system for every 45k wafer starts per month    DRAM EUV capacity: 1 EUV layer requires 1.5 to 2 EUV systems for every 100k wafer starts per month    1 “Typical” process and system conditions in the 2018-2022 timeframe, not specific customer condition 2 kwspm: x1000 wafer starts per month

EUV – ASMLSMALLTALK2018 Veldhoven, November 8, 2018 • EUV Lithography … extend our Logic and DRAM customer roadmap • Our customers …. are preparing to ramp EUV at 7nm Logic, 16nm DRAM • EUV industrialization and infrastructure … is ready to support 2019 ramp • EUV roadmap … combines 0.33NA extension and 0.55NA introduction • Seeking EUV profitability … at DUV level

Customers are routinely running >1000 wafers per day, >2000 wafers per day demonstrated capability 8 Actual Customer Good Wafers Per Day (various conditions) Capability in ATP wafers (20mj/cm2), 100% utilization actual availability Wafers per day record of > 2200 day r pe Productivity Capability (WPD) Day Wafer |Per    Wafers    Measure Weekly average productivity 13 weeks 1 day

Availability performance has improved to level supporting high volume manufacturing Slide 8 November Target Best in class systems availability demonstrated system 90% Last 6 months

Public Slide 13 8 November 2018

EUV scanner defectivity performance and pellicles support manufacturing requirements DRAM, Logic non critical EUV layers: no Pellicle Critical layers: pellicle Reticle defectivity performance for 7nm logic node 110mm 144mm 2018 2019 Transmission EUV Defectivity level <5 adders / 10,000 wafers exposures, Life time (wafer) support HVM requirement for Non critical EUV layers CD performance

EUV – ASMLSMALLTALK2018 Veldhoven, November 8, 2018 • EUV Lithography … extend our Logic and DRAM customer roadmap • Our customers …. are preparing to ramp EUV at 7nm Logic, 16nm DRAM • EUV industrialization and infrastructure … is ready to support 2019 ramp • EUV roadmap … combines 0.33NA extension and 0.55NA introduction • Seeking EUV profitability … at DUV level

Our EUV journey so far…. > 10 years to develop EUV technology with our customers 8 2006 2010 2013 2017 2018-19 ASML ships first full ASML ships first NA ASML ships first NA ASML ships first NA ASML NXE:3400B field EUV research 0.25 development 0.33 development 0.33 production installed base >25 system system system system systems by end of NXE:3100 NXE:3300B NXE:3400B 2018 Number of tools 2 8 10 >25 Availability <10% 40% 70% 80% ïƒ 90% Productivity <1wph <10wph <50wph 125 ïƒ 155wph Overlay 8nm 6nm 5nm 3nm ïƒ 2.5nm

EUV technology extended for both 0.33NA and 0.55NA Supporting applications beyond the next decade Public Slide 17 8 November 2018 EUV 0.33 platform will be extended to provide state of the art overlay and node to node productivity improvements EUV 0.33 NA 2016 2017 2018 2019 2020 2021 2022 2023 …2025 EUV NXE:3350B NXE:3400B Overlay TPut1 NXE:3400C NXE Next 0.33 NA 1.5nm 155 <1.1nm | ≥ 185wph 2.5 | 125wph 2.0nm | 125wph 1.5nm | 170wph 13nm 0.55 NA High NA 8nm 1.7nm | 185wph Product Matched Machine Overlay|Throughput High NA introduction at 3nm 1 TPut: Throughput upgrade (wph) EUV 0.55 NA

In the same way 0.33NA enables 7nm Logic, 0.55NA Public EUV enables 3nm Logic Slide 18 8 November 2018 Process simplification and improved device performance >> 50% cost reduction compared to multi-patterning schemes 3 to 6x cycle time reduction compared to multi-patterning for critical layers Best in class overlay ASML High NA Lithography system performance and focus performance We have received High NA commitment from 3 customers, for a total up to 12 systems

In the same way 0.33NA enables 7nm Logic, 0.55NA Public EUV enables 3nm Logic Slide 19 8 November 2018 Total patterning cost comparison: ArFi, EUV 0.33, EUV 0.55 Process simplification and improved device performance Non Litho cost Litho cost >> 50% cost reduction compared to multi-patterning schemes 3 to 6x cycle time reduction compared to multi-patterning for critical layers ArFi Best in class overlay EUV 0.33 EUV 0.55 performance and focus performance We have received High NA commitment from 3 customers, for a total up to 12 systems

High NA system design completed, solid progress to Public support optics development and manufacturing Slide 20 8 November 2018 High NA optics metrology vessels Proto High NA mirror installed in cleanroom @ Zeiss SMT

Imec and ASML enter next stage of EUV collaboration

Collaboration will advance HVM and develop future lithography systems

ASML

Public
Slide 21
8 November 2018

2013 Advanced Patterning Center founded

- First collaboration with pre-production EUV system NXE:3300
- Develop advanced CMOS integration, prepare ecosystem to support patterning requirements



2019 Accelerate adoption of EUV in HVM

- Optimize high volume manufacturing with NXE:3400B, NXT:2000i, optical metrology and e-beam metrology



2022 - 2024 Develop High NA EUV together

- Develop lithography equipment
- Develop ecosystem: resist, underlayers, masks
- Create demo access to customers

EUV – ASMLSMALLTALK2018 Veldhoven, November 8, 2018 Public Slide 22 8 November 2018 • EUV Lithography … extend our Logic and DRAM customer roadmap • Our customers …. are preparing to ramp EUV at 7nm Logic, 16nm DRAM • EUV industrialization and infrastructure … is ready to support 2019 ramp • EUV roadmap … combines 0.33NA extension and 0.55NA introduction • Seeking EUV profitability … at DUV level

Progress in EUV technology is offering an aggressive productivity roadmap enabled by better optical transmission Public Slide 23 8 November 2018 Reticle stage 250% 200% Illuminator Lens ity Collector 150% Productiv Wafer stage 100% More productivity at constant System power through better optical 50% transmission Logic – 20mJ, with pellicle expected 0% Now H1’19 H2’19 2020 + 75% in next 18 months NXE:3400B NXE:3400C DRAM – 30mJ, without pellicle expected NXE:3400B NXE:3400C @125wph + TPut1 @170wph + TPut1 @155wph @>185wph +100% in the next 18 months

EUV service follow a pay per/wafer pay business model and will benefit from productivity improvement

Public
Slide 24
8 November 2018


EUV Ramp - Service Revenue / System
Speed, Availability, Pellicle transmission
Service Revenue/System
Now
H1'19
H2'19
2020

NXE:3400B @125wph → NXE:3400B + TPut[1] @155wph → NXE:3400C @170wph → NXE:3400C + TPut[1] @>185wph

[1] Tput: Throughput upgrade (wph)


Reticle stage
Illuminator
Lens
Collector
EUV
Wafer stage

More productivity at constant power through better optical transmission

Productivity improvements supports > € 5 million / system per year

Improved serviceability and increased installed base reduces cost

Expect EUV value increase and cost reduction to bring EUV gross margin to comparable level as DUV

ASML
Public
Slide 25
8 November 2018


EUV systems value growth and cost reduction
System value
System cost
>40%
Margin
~ DUV
Margin
NXE:3400C
Overlay < 2.5nm
Throughput > 170wph
2018
2020
2021
2023
2025

Increased Customer Value

- Productivity improvement (availability & wafer per day)
- Overlay and Imaging improvement
- Process simplification & improved device performance
- Node to node system upgrades

Reduced system cost

- Higher utilization of existing infrastructure
- Cycle time reduction
- Material cost reduction

ASML EUV Lithography product and business opportunity Key Messages Public Slide 26 8 November 2018 ASML EUV lithography extends our Logic and DRAM customers roadmap by providing lithography resolution improvement, state of the art overlay performance and year on year cost reduction Our customers are preparing for EUV ramp at 7nm Logic node and 16nm DRAM node with systems deliveries and qualification on-going. EUV layers adoption continues to grow to reduce patterning complexity and cost EUV industrialization is well underway to meet our customers requirements for availability, productivity, yield in high volume manufacturing. The necessary eco-system is also in place to support our customer EUV Ramp In second half of 2019 we will introduce the NXE:3400C specified at 170wph and with >90% availability EUV product roadmap will extend our 0.33NA EUV platform and introduce 0.55NA EUV platform in parallel to provide comprehensive and flexible solutions to our customers’ continuous demand for patterning scaling well into the next decade We are seeking EUV profitability at DUV profitability level through the combined execution of our value enhancing product roadmap and aggressive systems and service cost reduction roadmap

Forward Looking Statements This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, strategy, bookings, expected financial results and trends, including expected sales, EUV revenue, gross margin, capital expenditures, R&D and SG&A expenses, cash conversion cycle, and target effective annualized tax rate, and expected financial results and trends for the rest of 2018 and 2019, expected revenue growth and demand for ASML’s products in logic and memory, expected annual revenue opportunity in 2020 and for 2025 and expected EPS potential in 2020 with significant growth in 2025, expected trends in the lithography system market, fab capacity by segment, the automotive and artificial intelligence industries, connectivity, semiconductor end markets and new semiconductor nodes, expected acceleration of chipmakers’ performance for the next decade, expected EUV insertion and transistor density growth, trends in DUV systems revenue and Holistic Lithography and installed based management revenues, statements with respect to expectations regarding future DUV sales, including composition, margins, improvement of operations and performance, DUV product roadmaps, expected benefits of the holistic productivity approach, including in terms of wafers per year, expected industry trends and expected trends in the business environment, statements with respect to customer demand and the commitment of customers to High NA machines and to insert EUV into volume manufacturing by ordering systems, expected future operation of the High NA joint lab, statements with respect to holistic lithography roadmaps and roadmap acceleration, including the introduction of higher productivity systems in 2019 (including the expected shipment of NXE:3400C and expected timing thereof) and the expected benefits, ASML’s commitment to volume manufacturing and related expected plans until 2030, ASML’s commitment to secure system performance, shipments, and support for volume manufacturing, including availability, timing of and progress supporting EUV ramp and improving consistency, productivity, throughput, and production and service capability enabling required volume as planned, including expected shipments, statements with respect to growth of fab capacity driving demand in lithography systems, planned customer fabs for 200 systems and expected first output in 2019, expected EUV value increase and increase in EUV margins and ASML’s expectation of EUV profitability at the DUV level, expected installed base of EUV systems, expected customer buildout of capacity for EUV systems, EUV estimated demand by market, expected increase in lithography intensity, statements with respect to the expected benefits of EUV, including year-on-year cost reduction and system performance, and of the introduction of the new DUV system and expected demand for such system, the expected benefits of HMI’s e-beam metrology capabilities, including the expansion of ASML’s integrated Holistic Lithography solutions through the introduction of a new class of pattern fidelity control, the extension of EUV to enable cost effective single patterning shrink with EUV, statements with respect to ASML’s applications business, including statements with respect to expected results in 2018, expected growth of the applications business and expected drivers of growth, expected growth in margins, continued shrink and drivers, and expected accuracy, defect control and performance improvements, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, DUV, Holistic Lithography and EUV providing unique value drivers for ASML and its customers, expected industry innovation, the expected continuation of Moore’s law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders through stable or growing dividends and regularly timed share buybacks in line with ASML’s policy, statements with respect to the expectation to continue to return cash to shareholders through dividends and share buybacks, and statements with respect to the expected impact of accounting standards. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “targets”, “commits to secure” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of and demand for new products including EUV and DUV, the number and timing of EUV and DUV systems shipped and recognized in revenue, timing of EUV orders and the risk of order cancellation or push out, EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to successfully integrate acquired businesses to create value for our customers, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new

Public INVESTOR DAY ASML SMALL TALK 2018 VELDHOVEN